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                               February 3, 2021

       Beau Blair
       Chief Executive Officer
       ARK GLOBAL ACQUISITION CORP.
       4235 Hillsboro Pike, Suite 300
       Nashville, TN 37215

                                                        Re: ARK GLOBAL
ACQUISITION CORP.
                                                            Form S-1 filed
January 27, 2021
                                                            File No. 333-251832

       Dear Mr. Blair:

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Form S-1 filed January 27, 2021

       Our amended and restated certificate of incorporation will require,..., page 61

   1. This section indicates that claims under the Securities Act may be filed In the federal district courts of the
United States of America. Section 11.1 of Exhibit 3.2 indicates that the Court of
Chancery and the federal district court for the District of Delaware shall have concurrent
jurisdiction for claims under the Securities Act. Please reconcile the disclosure with the
Exhibit.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Beau Blair
ARK GLOBAL ACQUISITION CORP.
February 3, 2021
Page 2

        You may contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-
3856 if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Pam Long at 202-551-3765 with any other questions.



FirstName LastNameBeau Blair              Sincerely,
Comapany NameARK GLOBAL ACQUISITION CORP.
                                          Division of Corporation Finance
February 3, 2021 Page 2                   Office of Real Estate & Construction
FirstName LastName